EXHIBIT 99.1

Standard Lithium Reminds Shareholders of Upcoming Annual General Meeting on April 4th

Shareholders Invited to View Meeting in Person in El Dorado, Arkansas

EL DORADO, Ark., March 29, 2023 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI) (FRA: S5L), a leading near-commercial lithium company, reminds shareholders that its annual general and special meeting (the “Meeting”) will be held at 10:00am (Pacific Time) on April 4, 2023. This year the Meeting will be held in a virtual format via a live webcast accessible to shareholders online through the link provided in the Meeting notice.

In addition to the virtual meeting, the Company is inviting shareholders to view the Meeting in person at the First Financial Hall located in the Murphy Arts District in downtown El Dorado, Arkansas at 101 Locust Street, El Dorado, Arkansas. The Company will be streaming the virtual meeting live from the First Financial Hall and will provide shareholders with an opportunity to meet members of management in person.

At the Meeting, shareholders will be asked to approve the appointment of the auditor, the election of the board of directors and the ratification of the Company’s equity incentive plans. For further information regarding the matters to be considered at the Meeting shareholders are encouraged to review the information circular mailed to shareholders and which is available under the profile for the Company on SEDAR (www.sedar.com) and by visiting the Company’s website (www.standardlithium.com).

Shareholders of record as of the close of business on February 17, 2023, will be entitled to vote on matters being presented at the Meeting. The Company encourages shareholders to vote by way of proxy in advance of the meeting using the forms mailed to them. Voting by proxy will be open to shareholders until 10:00am (Pacific Time) on March 31, 2023, and can be completed online and by telephone, or by returning the required proxy forms to TSX Trust Company, the transfer agent for the Company, by way of mail, fax or email.

Eligible shareholders may also choose to vote during the Meeting. All voting during the Meeting must take place through the online platform being used to host the Meeting. In order to vote during the Meeting, shareholders will require use of a web browser which supports the online platform being used for the Meeting, along with the shareholder control code printed on the proxy forms mailed to them. Shareholders viewing the Meeting in person in El Dorado, Arkansas, should make sure to vote by completing the proxy forms in advance of the Meeting or to bring with to the Meeting an electronic device capable of accessing the online platform being used for the Meeting, along with their shareholder control code and identification.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company with a portfolio of projects in process. The Company’s flagship projects, the LANXESS Property Project and the South West Arkansas Project, are located in southern Arkansas near the Louisiana stateline. The Company is focused on the evaluation and testing of commercial lithium extraction and purification from brine sourced from approximately 180,000 acres of leases across these two projects. The Company operates a first-of-a-kind industrial-scale Direct Lithium Extraction (DLE) Demonstration Plant at the LANXESS Property Project. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. A Definitive Feasibility Study (DFS) and Front-End Engineering Study (FEED) for Phase 1A of the LANXESS Property Project commenced in September 2022. A Preliminary Feasibility Study (PFS) of the South West Arkansas Project commenced in May 2022. The Company is also pursuing the resource development of other projects in the Smackover Formation in East Texas, as well as approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

For further information contact:

LHA Investor Relations
David Barnard
+1 415-433-3777
standardlithium@lhai.com
info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to development of a commercial lithium plant, completion of definitive feasibility study, future prices of commodities, accuracy of mineral or resource exploration and drilling activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.